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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              MEASUREX CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          HONEYWELL ACQUISITION CORP.
                                 HONEYWELL INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  583432 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                            EDWARD D. GRAYSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 HONEYWELL INC.
                                HONEYWELL PLAZA
                         MINNEAPOLIS, MINNESOTA  55408
                                 (612) 951-1000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)


                                    COPY TO:
                            DAVID J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000







                             Page 1 of  6  pages
                      The Exhibit Index appears on page 5


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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated January 31, 1997 (the "Schedule 14D-1") filed by Honeywell Inc., a Delaware corporation, and its wholly owned subsidiary, Honeywell Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Measurex Corporation, a Delaware corporation (the "Company"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 1997 and the related Letter of Transmittal.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

     Item 10.  Additional Information.

     Section 14 of the Offer is hereby amended to provide that the Purchaser cannot assert any of the conditions set forth in Section 14 (other than those related to regulatory approvals) after the Expiration Date.

     Item 11.  Material To Be Filed As Exhibits.

         Item 11 is hereby amended by adding the following:

         (a)(9)  Form of Press Release dated February 21, 1997


                                  2 of 5 pages


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 21, 1997                HONEYWELL ACQUISITION CORP.



                                       By: /s/ George Van Kula
                                          -----------------------
                                          Name: George Van Kula
                                          Title: Vice President







                                  3 of 5 pages


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 21, 1997                      HONEYWELL INC.



                                             By: /s/ Lawrence W. Stranghoener
                                                ------------------------------
                                                Name: Lawrence W. Stranghoener
                                                Title: Vice President





                                 4 of 5 pages
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                                 EXHIBIT INDEX



Exhibit                                                Sequentially
Number                       Description               Numbered Page
-------                      -----------               -------------

(a)(9)                       Form of Press Release
                             dated February 21, 1997         6












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